UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.___)*

InfuSystem Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45685K102
(CUSIP Number)

Christopher Sansone c/o Sansone Advisors, LLC 151 Bodman Place, Suite 100 Red Bank, New Jersey 07701 Telephone Number: 914-715-8847
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	45685K102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sansone Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,483,548

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,483,548

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,483,548

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	45685K102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sansone Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,483,548

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,483,548

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,483,548

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	45685K102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sansone Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,227,931

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,227,931

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,227,931

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	45685K102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sansone Partners (QP), LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

255,617

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

255,617

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

255,617

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	45685K102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher Sansone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,483,548

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,483,548

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,483,548

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	45685K102

Item 1.	Security and Issuer.

The name of the issuer is InfuSystem Holdings, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 31700 Research Park Drive, Madison Heights, Michigan 48071.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are: (i) Sansone Advisors, LLC, a Delaware limited liability company ("Sansone Advisors"); (ii) Sansone Capital Management, LLC, a Delaware limited liability company ("Sansone Capital Management"); (iii) Sansone Partners, LP, a Delaware limited partnership (the "3c1 Partnership"); (iv) Sansone Partners (QP), LP, a Delaware limited partnership (the "3c7 Partnership"); and (v) Christopher Sansone, a United States citizen ("Mr. Sansone", and collectively with Sansone Advisors, Sansone Capital Management, the 3c1 Partnership and the 3c7 Partnership, the "Reporting Persons").

(b), (c)
Sansone Advisors is principally engaged in the business of providing investment management services to the 3c1 Partnership and the 3c7 Partnership.  Sansone Capital Management serves as the general partner of the 3c1 Partnership and the 3c7 Partnership.  The 3c1 Partnership and the 3c7 Partnership are principally engaged in the business of investing in securities.  Mr. Sansone is the managing member of Sansone Advisors and Sansone Capital Management.  The principal business address of the Reporting Persons is 151 Bodman Place, Suite 100, Red Bank, New Jersey 07701.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 1,483,548 Shares beneficially owned by Sansone Advisors came from the working capital of the 3c1 Partnership and the 3c7 Partnership.  The net investment costs (including commissions, if any) of the Shares beneficially owned by Sansone Advisors is approximately $3,260,057.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 1,483,548 Shares beneficially owned by Sansone Capital Management came from the working capital of the 3c1 Partnership and the 3c7 Partnership.  The net investment costs (including commissions, if any) of the Shares beneficially owned by Sansone Capital Management is approximately $3,260,057.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 1,227,931 Shares directly owned by the 3c1 Partnership came from its working capital.  The net investment costs (including commissions, if any) of the Shares directly owned by the 3c1 Partnership is approximately $2,551,010.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 255,617 Shares directly owned by the 3c7 Partnership came from its working capital.  The net investment costs (including commissions, if any) of the Shares directly owned by the 3c7 Partnership is approximately $709,047.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 1,483,548 Shares beneficially owned by Mr. Sansone came from the working capital of the 3c1 Partnership and the 3c7 Partnership.  The net investment costs (including commissions, if any) of the Shares beneficially owned by Mr. Sansone is approximately $3,260,057.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.

This Schedule 13D is being filed to report that Mr. Sansone was elected as a new member to the Issuer's board of directors (the "Board") at the Issuer's 2017 annual meeting of its stockholders on June 22, 2017.  The Issuer issued a press release (the "Press Release") on the same date to announce the election.  The Press Release has been filed as Exhibit B hereto and is incorporated herein by reference.  As a result of the foregoing, each Reporting Person may be deemed to be a member of an investment group with the other Reporting Persons.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions.  The Reporting Persons may also communicate with the Issuer's management, the Board and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Sansone Advisors may be deemed to be the beneficial owner of 1,483,548 Shares, constituting 6.5% of the Shares, based upon 22,755,705 Shares outstanding as of the date hereof.  Sansone Advisors has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,483,548 Shares.  Sansone Advisors has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,483,548 Shares.

As of the date hereof, Sansone Capital Management may be deemed to be the beneficial owner of 1,483,548 Shares, constituting 6.5% of the Shares, based upon 22,755,705 Shares outstanding as of the date hereof.  Sansone Capital Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,483,548 Shares.  Sansone Capital Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,483,548 Shares.

As of the date hereof, the 3c1 Partnership may be deemed to be the beneficial owner of 1,227,931 Shares, constituting 5.4% of the Shares, based upon 22,755,705 Shares outstanding as of the date hereof.  The 3c1 Partnership has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,227,931 Shares.  The 3c1 Partnership has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,227,931 Shares.

As of the date hereof, the 3c7 Partnership may be deemed to be the beneficial owner of 255,617 Shares, constituting 1.1% of the Shares, based upon 22,755,705 Shares outstanding as of the date hereof.  The 3c7 Partnership has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 255,617 Shares.  The 3c7 Partnership has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 255,617 Shares.

By virtue of Mr. Sansone's position as the managing member of Sansone Advisors and Sansone Capital Management, as of the date hereof, Mr. Sansone may be deemed to be the beneficial owner of 1,483,548 Shares, constituting 6.5% of the Shares, based upon 22,755,705 Shares outstanding as of the date hereof.  Mr. Sansone has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,483,548 Shares.  Mr. Sansone has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,483,548 Shares.

All of the Shares beneficially owned by the Reporting Persons were acquired in open market transactions.

There have been no transactions by the Reporting Persons in the Shares during the past 60 days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in Item 4 above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:          Joint Filing Agreement

Exhibit B:          Press Release of InfuSystem Holdings, Inc., dated June 22, 2017 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the SEC by the Issuer on June 22, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2017	Sansone Advisors, LLC*

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Capital Management, LLC*

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Partners, LP* By: Sansone Capital Management, LLC Its general partner

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Partners (QP), LP* By: Sansone Capital Management, LLC Its general partner

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Christopher Sansone*

By: /s/ Christopher Sansone

* Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated June 29, 2017, relating to the Common Stock, par value $0.0001 per share, of InfuSystem Holdings, Inc. shall be filed on behalf of the undersigned.

Dated: June 29, 2017	Sansone Advisors, LLC

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Capital Management, LLC

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Partners, LP By: Sansone Capital Management, LLC Its general partner

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Partners (QP), LP By: Sansone Capital Management, LLC Its general partner

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Christopher Sansone

By: /s/ Christopher Sansone

SK 27651 0002 7521209